SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated June 18, 2002 announcing a partnership agreement between the Coca-Cola Company and Groupe Danone for bottled spring and source water brands in the U.S.

DANONE

The COCA-COLA COMPANY AND GROUPE DANONE ANNOUNCE PARTNERSHIP AGREEMENT FOR BOTTLED SPRING AND SOURCE WATER BRANDS IN THE U.S.

ATLANTA and PARIS, June 18, 2002 --The Coca-Cola Company and Groupe DANONE today announced a partnership for the production, marketing and distribution of Groupe DANONE's retail bottled spring and source water business in the United States.

Under the agreement, Groupe DANONE will contribute the assets of its retail bottled spring and source water business in the United States, including five production facilities, a license for the use of the Dannon and Sparkletts brands as well as ownership of several value brands. In addition to the cash payment for a 51 % ownership interest, the Coca-Cola Company will provide marketing, distribution and management expertise. The transaction is expected to close shortly. Additional details of the transaction were not disclosed.

Groupe DANONE's Evian brand, The Coca-Cola Company's Dasani brand, and Danone's home/office delivery bottled water business are not included in the partnership.

In April 2002, Groupe DANONE and The Coca-Cola Company announced a master distribution agreement under which The Coca-Cola Company will manage marketing execution, sales and distribution for the Evian brand in North America (U.S. and Canada).

Emmanuel Faber, Groupe DANONE's chief financial officer, said "This partnership combines Danone's premier retail bottled spring and source water business in the U.S. with The Coca-Cola Company's strength in brand-building and beverage distribution. We are confident that our shareholders will benefit from significantly improved growth prospects for our U.S. retail bottled spring water business."

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

Jeff Dunn, president and chief operating officer of Coca-Cola North America, said, "This partnership enhances our water strategy in the United States by allowing us to participate fully in the fast-growing retail water category for the entire Coca-Cola system. By expanding our water brands to include a national offering in all sectors of the water category with purified, spring and source waters, we can better satisfy the needs of more consumers and occasions, and offer our bottling partners and retailers a more compelling value proposition."

The partnership's assets will include Danone Waters of North America's production facilities in Mount Shasta and Anaheim, California; Grand Prairie, Texas; High Springs, Florida; and Milesburg, Pennsylvania.
The companies are also discussing a transaction related to Groupe DANONE's Canadian retail bottled spring and source water business, which they hope to complete in the coming months.

About Groupe DANONE
Groupe DANONE is a worldwide leading food manufacturer focused on three product categories: fresh dairy products, bottled water, and cereal snacks and biscuits. Danone's portfolio of brands and products includes national and international market leaders such as Danone (Dannon in the United States), the world's number-one dairy brand, Evian, the leading retail water brand in the world, and LU.

About The Coca-Cola Company
The Coca-Cola Company is the world's largest beverage company and is the leading producer and marketer of soft drinks. The Company markets four of the world's top five soft drink brands, including Coca-Cola, diet Coke, Fanta and Sprite. Through the world's largest distribution system, consumers in nearly 200 countries enjoy The Coca-Cola Company's products at a rate of more than 1 billion servings each day.

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For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2002

GROUPE DANONE

By: ______________________
Name: Emmanuel Faber
Title: Senior Executive Vice-President,
Chief Financial Officer

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